

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

Lijia Ni
Chief Financial Officer
Oriental Culture Holding LTD
No. 2, Youzishan Road, Dongba Street
Gaochun District
Nanjing City
Jiangsu Province 210000
People's Republic of China

> **Re: Oriental Culture Holding LTD**
> **Registration Statement on Form F-1/A**
> **Amended on August 19, 2020**
> **File No. 333-234654**

Dear Ms. Ni:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1, as amended August 19, 2020

Risk Factors
Risks Related to Doing Business in China, page 23

1. Revise to disclose the risks associated with your potential to do business in industry categories that are restricted on the Negative List, as disclosed on page 6.

Management's Discussion and Analysis of Financial Results and Results of Operations, page 56

2.   On page 20, you disclose that "consolidated results for the first and second quarters of and full year 2020 have been adversely affected" by the COVID-19 outbreak and response, and that your "total revenues in the first and the second quarters of 2020 are expected to decrease comparing to the same periods of last year." Revise this section to disclose known trends and uncertainties related to COVID-19. For example, disclose how you expect COVID-19 to impact your future operating results and near-and-long- term financial condition and how that compares to the current period. See Item 303 of Regulation S-K, SEC Release No. 33-8350, and CF Disclosure Guidance Topic No. 9.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Christie Wong at (202) 551-3684 or Robert Littlepage at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jeffrey Li, Esq.